111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 29, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Developed International ETF, a series of the Registrant
File No. 333-255787

Dear Ms. Choo:

We received your oral comments via telephonic conference on July 28, 2021 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Developed International ETF, a series of the Registrant (the “Fund” and together with First Trust RiverFront Dynamic Asia Pacific ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on May 5, 2021. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

In the Q&A on page 4, it states, “RFAP shareholders may incur certain tax liabilities if they receive cash in lieu of fractional shares.” Here and under the synopsis, please include a cross reference to the discussion of tax liabilities arising from the receipt of cash in lieu of fractional shares.

Response to Comment 1

The Registration Statement has been revised as requested.

Division of Investment Management

July 29, 2021

Comment 2

In the Q&A on page 4, where it discusses the transaction costs of the Reorganization, it provides information as of April 28, 2021. The distributions resulting from the repositioning are estimated as of the date of the Prospectus, consider using the same date for the estimated transaction costs as well.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

In the Q&A on page 5 it states, “The Reorganization is expected to occur in August of 2021.” As the Information Statement/Prospectus will not likely reach shareholders until sometime in August, please consider providing more information on the reorganization date.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

On the cover of the Information Statement/Prospectus the references to the annual reports include language including any amendments to the annual reports. If the annual reports have not been amended, please remove this language.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

On page 3 of the Information Statement/Prospectus under “Material Federal Income Tax Consequences” it states, “However, RFAP may reposition its portfolio prior to the Reorganization which may result in net investment income.” Please replace “may” with “expects to” and “is expected to” as applicable. Additionally, please add disclosure regarding the estimated distribution per share resulting from the repositioning somewhere in this section.

Response to Comment 5

The Registration Statement has been revised as requested.

Division of Investment Management

July 29, 2021

Comment 6

For Exhibit 11 to the Registration Statement, please indicate that the opinion of Morgan, Lewis & Bockius LLP was previously filed and include a hyperlink to such filing.

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

For Exhibit 12 to the Registration Statement, please indicate that the opinion of Chapman and Cutler LLP will be filed by amendment.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

For Exhibit 14 to the Registration Statement, please include a hyperlink to these exhibits.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

For Exhibit 16 to the Registration Statement, please indicate that the Powers of Attorney were previously filed and include a hyperlink to such filing.

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

In the Letter from the Chairman of the Board it states, “although the RFAP shareholders who receive cash for their fraction shares may incur certain tax liabilities.” Please clarify here and elsewhere in the document that RFAP shareholders will be receiving cash in lieu of fractional shares of RFDI, and not cash for their fractional shares of RFAP.

Division of Investment Management

July 29, 2021

Response to Comment 10

The Registration Statement has been revised as requested.

********

Please call me at (312) 845-3895 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ William C. Hermann
William C. Hermann

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman